UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.         )*

Richardson Electronics LTD

(Name of Issuer)

Common Stock

(Title of Class of Securities)

763165107 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 763165107                                                          13G

1.	Name of Reporting Person. S.S. OR I.R.S. Identification Nos. of above person DePrince, Race & Zollo, Inc. 59-3299598

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Incorporated in the State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,484,000 6. Shared Voting Power none 7. Sole Dispositive Power 2,484,000 8. Shared Dispositive Power none

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,484,000

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* No

11.	Percent of Class Represented by Amount in Row 9 18.01%

12.	Type of Reporting Person* IA

SCHEDULE 13 G

Item 1.

(a)	Richardson Electronics LTD

(b) 40W267 Keslinger Road

      Lafox, IL 60147

Item 2.

(a) DePrince, Race & Zollo, Inc.

(b) 201 S. Orange Ave, Suite 850

      Orlando, FL 32801

(c) USA

(d) common stock

(e) 763165107

Item 3.

(e) X

Item 4. Ownership

(a) 2,484,000 shares

(b) 18.01%

(c) (i) 2,484,000 shares

      (iii) 2,484,000 shares

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/07/2003

/s/ Victor A. Zollo, Jr.
Signature
Victor A. Zollo, Jr.—President